UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of July 2022

Commission File Number: 001-39992

Immunocore Holdings plc
(Translation of registrant’s name into English)

92 Park Drive
Milton Park
Abingdon, Oxfordshire OX14 4RY
United Kingdom
 (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
☒  Form 20-F    ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

INCORPORATION BY REFERENCE

This Report on Form 6-K, including Exhibits 99.1, 99.2 and 99.3 hereto, shall be deemed to be incorporated by reference into the registration statement on Form F-3ASR (File No. 333-264105) and the registration statements on Form S-8 (File Nos. 333-226457 and 333-265000) of Immunocore Holdings plc (the “Company”) and to be a part thereof from the date on which this Report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Entry into a Material Definitive Agreement

Securities Purchase Agreement

On July 15, 2022, the Company entered into a securities purchase agreement (the “Securities Purchase Agreement”) with certain institutional accredited investors (the “Investors”), pursuant to which the Company agreed to sell an aggregate of 3,733,333 ordinary shares, nominal value £0.002, consisting of 2,000,000 American Depository Shares (the “ADSs”) and 1,733,333 non-voting ordinary shares, to the Investors through a private investment in public equity (“PIPE”) at a purchase price of $37.50 per ADS/non-voting ordinary share.

The PIPE is expected to close on or about July 20, 2022 (the “Closing Date”), subject to the satisfaction of certain customary closing conditions. The Company anticipates that the gross proceeds from the PIPE will be approximately $140 million, before deducting estimated offering expenses payable by the Company. The Company expects to use the funds from the PIPE to its clinical pipeline including the continued clinical development of tebentafusp in advanced cutaneous melanoma and of the Company’s ImmTAC clinical candidates targeting MAGE-A4 and PRAME, as well as for working capital and other general corporate purposes.

Based in part upon the representations of the Investors in the Securities Purchase Agreement, the offering and sale of the ADSs and the non-voting ordinary shares are being offered and sold in reliance on the exemption afforded by Regulation D under the Securities Act of 1933, as amended (the “Securities Act”), and corresponding provisions of state securities or “blue sky” laws. The securities will not be registered under the Securities Act or any state securities laws and may not be offered or sold in the United States absent registration with the Securities and Exchange Commission (the “SEC”) or an applicable exemption from the registration requirements. The sale of the securities will not involve a public offering and will be made without general solicitation or general advertising. The Investors represented that they are accredited investors, as such term is defined in Rule 501(a) of Regulation D under the Securities Act, and that they are acquiring the securities for investment purposes only and not with a view to any resale, distribution or other disposition of the securities in violation of the U.S. federal securities laws.

Neither this Report nor any exhibit attached hereto is an offer to sell or the solicitation of an offer to buy ADSs, non-voting ordinary shares or other securities of the Company.

The foregoing description of the Securities Purchase Agreement does not purport to be complete and is qualified in its entirety by reference to the Securities Purchase Agreement, a copy of which is filed as Exhibits 99.1 hereto, respectively, and incorporated by reference herein.

Registration Rights Agreement

Also on July 15, 2022, the Company entered into a registration rights agreement (the “Registration Rights Agreement”) with the Investors, pursuant to which the Company agreed to register for resale the ADSs and the non-voting ordinary shares (the “Registrable Securities”). Under the Registration Rights Agreement, the Company has agreed to use reasonable best efforts to file a registration statement covering the resale of the Registrable Securities by no later than September 30, 2022. The Company has agreed to use reasonable best efforts to cause such registration statement to become effective as soon as practicable and to keep such registration statement effective until the date that (i) the Registrable Securities have been sold pursuant to an effective registration statement; (ii) the Registrable Securities have been sold by the Investors pursuant to Rule 144 (or another similar rule); (iii) the Registrable Securities have been sold or may be resold pursuant to Rule 144 without limitations or restrictions as to volume or manner of sale and without regard to compliance with any “current public information” requirement; or (iv) the date that is four (4) years from the Closing Date. The Company has agreed to be responsible for all fees and expenses incurred in connection with the registration of the Registrable Securities.

The Company has granted the Investors customary indemnification rights in connection with the registration of the Registrable Securities. The Investors have also granted the Company customary indemnification rights in connection with the registration of the Registrable Securities.

The foregoing description of the Registration Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the Registration Rights Agreement, a copy of which is furnished as Exhibit 99.2 hereto and incorporated by reference herein.

Press Release

On July 18, 2022, the Company issued a press release announcing the PIPE and its entry into the Securities Purchase Agreement and Registration Rights Agreement, as well as the Company’s anticipation that proceeds from the PIPE, combined with anticipated KIMMTRAK revenue in metastatic uveal melanoma, and cash on hand are expected to fund its current operating plan through 2025. A copy of the press release is furnished as Exhibit 99.3 to this Report.

CAUTIONARY NOTE ON FORWARD-LOOKING STATEMENTS

This Report contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Words such as “may,” “will,” “expect,” “plan,” “anticipate,” “estimate,” “intend” and similar expressions (as well as other words or expressions referencing future events, conditions or circumstances) are intended to identify forward-looking statements. These statements include, but are not limited to, statements regarding the Company’s business strategy and goals including the potential of the Company’s pipeline, platform and clinical development; the timing, use of proceeds and closing of the PIPE; the timing of registration of the Registrable Securities sold in the PIPE with the SEC; and anticipated cash runway into 2025. These forward-looking statements are based on the Company’s expectations and assumptions as of the date of this Report, and are subject to a number of risks and uncertainties that could cause actual results to differ materially and adversely from those set forth in or implied by such forward-looking statements, many of which are beyond the Company’s control. Actual results may differ materially from those expressed or implied by these forward-looking statements. For a discussion of risk factors that may cause the Company’s actual results to differ from those expressed or implied in the forward-looking statements in this Report, you should refer to the Company’s filings with the U.S. SEC, including the “Risk Factors” sections contained therein. Except as required by law, the Company undertakes no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law. You should, therefore, not rely on these forward-looking statements as representing the Company’s views as of any date subsequent to the date of this Report.

EXHIBIT INDEX

Exhibit No.	Description

99.1	Securities Purchase Agreement, dated July 15, 2022, by and among Immunocore Holdings plc and the investors party thereto.

99.2	Registration Rights Agreement, dated July 15, 2022, by and among Immunocore Holdings plc and the investors party thereto.

99.3	Press Release dated July 18, 2022.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IMMUNOCORE HOLDINGS PLC

Date: July 20, 2022	By:	/s/ Bahija Jallal, Ph.D.
		Name:	Bahija Jallal, Ph.D.
		Title:	Chief Executive Officer